UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39648

Sky Harbour Group Corporation

(F/K/A Yellowstone Acquisition Company)

NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

136 Tower Road, Suite 205

White Plains, NY 10604

(212) 554-5990

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, $0.0001 par value per share

Warrants, each whole warrant exercisable for one share of

Class A common stock at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Harbour Group Corporation, formerly known as Yellowstone Acquisition Company, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: February 15, 2022	SKY HARBOUR GROUP CORPORATION

	By:	/s/ Tal Keinan
	Name:	Tal Keinan
	Title:	Chief Executive Officer